S... ...ITIES AND EXCHANGE COMMISSION
...CEIVED
FEB 2 4 2011
DIVISION OF MARKET REGULATION

UNIT...
SECURITIES AND E...
Washing...

11017155

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67525 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMBASSADOR FINANCIAL GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 NORTH CEDAR CREST BOULEVARD, SUITE 508
(No. and Street)

ALLENTOWN (City) PA (State) 18104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW RESCH 610-351-1633
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTEBEARD LLC
(Name – *if individual, state last, first, middle name*)

ONE WINDSOR PLAZA, 7535 WINDSOR DRIVI (Address) ALLENTOWN (City) PA (State) 18195 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MATTHEW RESCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMBASSADOR FINANCIAL GROUP, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kelly E. Cooper, Notary Public
City of South Whitehall, Lehigh County
My Commission Expires May 18, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Ambassador Financial Group, Inc.

## Statements of Financial Condition
**December 31, 2010 and 2009**

| | 2010 | 2009 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $1,111,072 | $791,384 |
| Commissions and other receivables | 19,536 | 11,860 |
| Prepaid expenses | 76,773 | 75,264 |
| **Total Current Assets** | 1,207,381 | 878,508 |
| **Furniture and Equipment, Net of Accumulated Depreciation** | 47,076 | 39,410 |
| **Other Asset, Deposits** | 32,790 | 33,529 |
| **Total Assets** | $1,287,247 | $951,447 |
| **Liabilities and Stockholders' Equity** | | |
| **Current Liabilities** | | |
| Commissions payable | $ 1,849 | $ 4,800 |
| Accounts payable | 16,853 | ---- |
| Accrued expenses | 24,763 | 5,653 |
| **Total Current Liabilities** | 43,465 | 10,453 |
| **Stockholders' Equity** | | |
| Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding | 25,000 | 25,000 |
| Retained earnings | 1,218,782 | 915,994 |
| **Total Stockholders' Equity** | 1,243,782 | 940,994 |
| **Total Liabilities and Stockholders' Equity** | $1,287,247 | $951,447 |

*See Notes to financial statements.*